[LETTERHEAD OF OLSHAN]

December 30, 2005

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Assistant Director

      Re:
      Letter dated December 16, 2005 regarding Amendment No. 1 to the
      Form S-1 filed November 4, 2005—File No. 333-128272

Ladies and Gentlemen:

        We are securities counsel to AmCOMP Incorporated (the "Company"), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated December 16, 2005, in response to the filing on November 4, 2005 of the Company's Amendment No. 1 to the Registration Statement on Form S-1 (the "Form S-1"). The Company's responses are numbered to correspond to your comments and are filed in conjunction with Amendment No. 2 to the Form S-1 ("Amendment No. 2").

Prospectus Summary

1.
You state that your direct premiums written grew by "19.6%, compounded annually..." over a 10 year period. Please limit the time period included in your comparison to four years, which is the number of years included in your selected financial data. "Direct premiums written" is not currently a line item in any of your financial statements, so readers will not be able to compare this data from year to year. If you wish to discuss this information, you must provide this information on an annual basis. In addition, there have been significant fluctuations from year to year in the net premiums you have earned which are obscured by your presentation of a compounded figure. If you wish to compare direct premiums written, you must do so on a year-to-year basis and provide the same information for the net premiums you earned for each year over the same time period.

      The Company has revised this disclosure on pages 1-2 of the Prospectus Summary to limit the time period presented to five years and to include comparable disclosure for the net premiums earned over that period. The Company has revised the discussion of direct and net premiums written on those pages.

2.
You provide information on the number of policyholders and average premium per policy as of a single point in time. If you wish to include this information, please provide the same data for each period included in your discussion of net premiums earned.

      The Company has revised this disclosure on page 67 of the Business section.

3.
It is unclear whether you are comparing the same things in your "Underwriting Performance" table on page 2. For example, the figure for the entire industry contained in the table includes state funds. It is unclear whether the information you include for your company includes your participation in the relevant state funds. If not, the comparison would not appear to be appropriate. It is also unclear whether information about you is included in the line for the total industry. Similarly, it is not a balanced presentation to discuss a weighted average over a 10 year period when the actual differences ranged from less than 2% to nearly 100%. If you wish to include this table, you need to provide all of the information necessary to understand the significance of the contents, including the similarities and dissimilarities between your company and the other companies used in the comparison and the reasons for the unusual extremes reflected in the table.

      The Company has revised the table on page 2 of the Prospectus Summary to limit the time period discussed to five years and has revised the disclosure regarding net loss ratio on page 2. The industry comparison, as well as, the reference to weighted average have been deleted. The Staff is also referred to the table on page 68, which compares the Company's ratios to those of the industry.

4.
You say that you had net income in eight out of the last 10 years and that your aggregate net income was $31.9 million. It is unclear what significance this number is to an investor. Please discuss your net income on a year by year basis covering only the years included in your financial statements. Also, a discussion of aggregate net income obscures the fact that your net income has actually fluctuated greatly during each of the four years included in the selected financial data, including a very large loss in 2001.

      References to aggregate data have been removed.

5.
You indicate that a net accident year net loss ratio is used to analyze the adequacy of an insurer's rates, but you have not explained what the resulting percentage signifies. If you wish to include this information, you should explain how it is used. That is, what is the significance of your 71.2% in 2004 compared to the 75.8% attributed to the industry as a whole. We think that if you include this information you should also disclose the expense and combined ratios for the same periods to provide a balanced picture of your operating results.

      The Company has revised the disclosure to include a detailed discussion of accident year net loss ratio and has updated the table on page 2 of the Prospectus Summary to include expense ratios for the five-year period discussed. The loss ratio table is presented on an accident year basis and the expense ratio table is presented on a calendar year basis. Expense ratio on an accident year basis is not an industry-recognized concept. References to the industry have been deleted.

6.
It is unclear what you mean when you say that in 2004 you were, "in those states on an aggregate basis," the 12th largest workers' compensation insurer as measured by direct premiums written. Which states are you referring to? How have you computed the "aggregate" figure? What is the significance of this claim? If you wish to include this information you must show how the information is computed and explain how an investor should use it. If you continue to include this information, also explain the significance of being "one of only two insurers among the 15 largest workers compensation insurance carriers."

      The Company has deleted the referenced statement and has revised the disclosure on page 2 of the Prospectus Summary.

7.
Please revise the entire summary so that it presents a balanced and accurate picture of your company and its relationship to the industry you operate in.

      The Company has revised the summary. Please see the summary and our responses to questions 1-6.

8.
Please relocate the discussion of your "Challenges" so that it directly follows the discussion of your "Strengths." Also, revise the discussion of your challenges to include the same level of detail as your discussion of your strengths. For example, the discussion of your strengths contains a good deal of quantification and specificity, but the discussion of challenges is vague and generic and does not include any quantified disclosure.

      The Company has relocated and revised the "Challenges" on pages 4-6 of the Prospectus Summary.

9.
Please expand the discussion of your strategy to identify, with the same level of detail, the factors that may prevent you from implementing your strategy.

      The Company has revised the discussion of strategy to identify factors that may prevent implementation. Please see pages 6-7 of the Prospectus Summary.

10.
Please provide us with factual support for your claim that most of the companies requiring that their workers' compensation insurance carrier have a rating of at least "A-" from A.M. Best are larger than the companies in your target market and generally do not meet your underwriting and pricing objectives. In this regard, we also note that you have not disclosed what size companies are included in your target market nor have you identified what your underwriting and pricing objectives are. In the alternative, please delete the claim. As currently written, your disclosure appears to suggest that there are no negative effects from not having an AM Best rating.

      The Company has revised this disclosure on pages 4-5 of the Prospectus Summary, pages 15-16 in the Risk Factors section and on page 68 of the Business section.

11.
Please refer to your discussion of the Stand & Poor's and Fitch Ratings on page 2. On Standard and Poor's website, a rating of "BB" is identified as a "marginal" rating. It indicates that a company has obligations having "significant speculative characteristics." It goes on to say that "while such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions." It says further that "an obligation rated "BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation." Your description of your business paints a significantly brighter picture of your operations than do the ratings conferred by Standard & Poor's and Fitch. Your discussion of the significance of the ratings also does not reflect the marginal nature of the rating.

  Please revise your discussion of these ratings to provide a more balanced presentation of what they mean. In addition, reconcile your description of your business with the description of your business reflected in these ratings. The discussion should briefly identify the large uncertainties or major exposures to adverse conditions that are reflected in the ratings of your companies. More detailed disclosure should be provided in the Management's Discussion and Analysis and Business sections. We may have additional comments after reviewing your response.

      The Company has revised the disclosure on page 5 of the Prospectus Summary section, page 15 of the Risk Factors section and pages 68-69 of the Business section.

12.
Please refer to comment 7 in our previous letter. The supplemental material we requested was not included in the materials provided to the staff or included in the correspondence filed on EDGAR. Please provide it with your next amendment.

      The Company has revised the Form S-1 based on your comments and no longer believes that it is necessary to provide the A.M. Best reports.

13.
We have considered your response to comment 10, but the information you provided in response does not adequately describe the significance of this information as an individual item or in the larger picture. Please explain more specifically how the accident year net loss ratio is used to analyze the adequacy of an insurer's rates. At what value or values would the ratio indicate that the rates were adequate? In addition, when you discuss this ratio, you should also discuss your expense and combined ratios so that investors have a balanced presentation.

      The Company has revised this disclosure on page 2 of the Prospectus Summary and page 68 of the Business section.

Risk Factors—page 10

14.
Please update the information in your risk factors to at least September 30, 2005.

      The Company has revised the information in the Risk Factors to September 30, 2005.

We may not be able to collect on our reinsurance receivables, which would adversely affect our financial condition.—page 10

15.
Your discussion of the sums owed to you by Continental Casualty is confusing. You say that you are owed $42.1 million. However, you go on to say that the "current" recoverable is only $0.9 million and that you had received all but $21,000 as of September 30th. If you are owed $42.1 million, why is only $0.9 million of that currently due? You need to provide appropriate information about the nature and timing of this and other reinsurance recoverables. Discuss the role the reinsurance recoverables play in your low Standard and Poor's and Fitch ratings. You should identify those ratings as one of the adverse consequences of that risk. You should also discuss the adverse impact of the ratings on your past, present and future business prospects.

      The Company has revised the disclosure on page 12 of the Risk Factors and on page 58 of Management's Discussion and Analysis of Financial Condition and Results of Operation. The Company has no knowledge as to the factors considered in the Standard & Poor's and Fitch ratings, as they are based solely on information available to the public and are not based on meetings with management.

16.
Revise the risk factor to explain the significance of the fact that your reinsurance recoverables represent 159% of your total stockholder equity and that the recoverables from Continental Casualty represent 61.2%, as well as any impact that the proceeds from this offering will have on those figures.

      The Company has revised this disclosure on page 12 of the Risk Factors.

17.
Briefly explain why your recoverables from Security Insurance remain unpaid, and the specific adverse consequences to your company flowing from this.

      The Company has revised this disclosure on pages 12-13 of the Risk Factors section.

18.
It is clear from the risk factor that you have a problem collecting on your reinsurance receivables, but it is not clear exactly what the problem is, what caused it and what steps you are taking to fix the problem. It is also not clear how you have been, currently are, and are likely to be affected by this situation in the future. Your revised risk factor should include this information.

      With the exception of the Security Insurance receivable discussed below, the Company does not believe it has a problem collecting its reinsurance receivables. The Company has revised the disclosure under the risk factor, "We may not be able to collect on our reinsurance receivables, which would adversely affect our financial condition," to distinguish between recoverables and receivables. As explained in the registration statement, recoverables are not due and payable until the Company pays the related claimants. While the amount of recoverables is significant, the portion thereof that has been converted to receivables is relatively insignificant.

      As discussed in the registration statement, the receivable from Security Insurance, $1.9 million, is past due. The Company understands that Security Insurance is in a payment dispute with its own reinsurer. The Company is monitoring the situation and will write-off the receivable if it determines that it is uncollectible.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.—page 11

19.
While the subheading indicates that you "may lack the financial resources" to compete effectively, this is not addressed in the body of the risk factor. Please revise it accordingly, quantifying the disclosure to the extent practicable. You need to provide an adequate factual context for evaluating the risk.

      The Company has revised the disclosure concerning the subheading "may lack the financial resources to compete" on page 14 of the Risk Factors.

20.
Please include a quantified discussion of your size in comparison to Summit/Bridgefield, CCI Insurance Group and your other significant competitors.

      The Company has revised the discussion of its competitors on page 14 of the Risk Factors. The size of the Company's competitors is not relevant, as the Company competes on services provided to policyholders in the $10,000 to $100,000 price range, and not on the price of the products it offers.

21.
You say that "in some cases" your competitors offer lower priced products than you do. You need to discuss this factor in greater detail. Also, we note that the Florida Office of Insurance Regulation has not only denied your request for an increase in rates, but has ordered you to decrease them. The potential adverse impact of this decision should also be addressed in this risk factor.

      The Company has revised the disclosure concerning competitors offering lower priced products on page 14 of the Risk Factors. The Florida OIR establishes uniform rates for every workers' compensation insurer in Florida, and thus the rate decrease affects the Company, as well as all of its Florida competitors. The Company deleted the reference to the rate decrease on page 14 of the Risk Factors and revised the disclosure concerning the rate decrease on page 5 of the Prospectus Summary, pages 13, 16, 20 and 22 of the Risk Factors and pages 73-74 of the Business section.

Insurance ratings may become important to our agents and policyholders and an adverse rating could negatively impact our competitive position.—page 12

22.
A discussion of the impact of ratings on your business is incomplete without an explanation of the reasons for your decision not to seek them. Please revise the risk factor and the more detailed discussion in the business section accordingly.

      The Company has revised the Prospectus Summary on pages 4-5, the Risk Factors on pages 15-16, the Business section on page 68 to discuss reasons for not seeking an A.M. Best rating.

23.
Please also revise the risk factor to address the comments relating to ratings presented under "Summary" above.

      The Company has revised the disclosure on pages 4-5 of the Prospectus Summary, pages 15-16 of the Risk Factors and on pages 68-69 of the Business section.

24.
You say that insurance ratings may become "an increasingly important factor" in establishing our competitive position. Please expand the discussion to explain the impact they have had in the past and the impact they may have in the future. It is unclear why they have not had an impact on you in the past, as they have had an impact on other companies in your industry. You need to explain why you have been affected differently than your competitors.

      The Company has revised the Risk Factors on pages 15-16.

Our geographic concentration ties our performance to business, economic and regulatory conditions in certain states.—page 13

25.
To the extent practicable, please expand your discussion to quantify the impact the rate reductions in Florida are likely to have on your operations and finances. Also disclose any adverse impacts you have experienced to date as the results of "severe natural perils" in Florida. If you have experienced adverse consequences from these events elsewhere, you should discuss them as well.

      The Company revised the disclosure concerning the rate decrease on page 5 of the Prospectus Summary, pages 13, 16, 20 and 22 of the Risk Factors and pages 73-74 of the Business section.

      The Company has revised the discussion of "severe natural perils" on page 16 of the Risk Factors.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.—page 14

26.
We have considered your response to comment 17, and we hereby reissue it. You need to disclose how long you expect your current resources and the proceeds from this offering to last. In addition, you need to quantify the disclosure in this risk factor. As currently written it could apply to any company in any industry. It should be revised to discuss your specific situation and needs.

      The Company has provided this disclosure on page 17 of the Risk Factors.

The insurance business is subject to extensive regulation that limits the way we can operate our business—page 14

27.
Please refer to your response to comment 19 in our previous letter. Please revise the risk factor to include this information.

      The Company has provided this disclosure relating to the Illinois insurance regulatory agency on pages 18-19 of the Risk Factors.

As we only offer workers' compensation insurance, negative developments in this industry would adversely affect our business.—page 17

28.
You say that a significant decrease in pricing due to increased competition or regulatory action, etc. could negatively impact your business. Since you indicated in a previous risk factor that your prices were higher than those of a number of your competitors and that your Florida regulator has decreased the rates you can charge, we think you need to discuss this in greater detail. The disclosure should also be quantified to the extent practicable.

      The Company has revised this disclosure on page 20 of the Risk Factors.

29.
In this risk factor you indicate, for the first time, that 40% of your business has historically come from underwriting workers' compensation for the construction industry. Please expand the risk factor to discuss how the construction industry workers compensation environment differs from that of other industries. Also disclose any other industry concentrations you may have.

      The Company has revised this disclosure on page 20 of the Risk Factors.

We have reduced our use of excess of loss reinsurance. The greater risk we have retained could result in losses.—page 17

30.
Please quantify the changes in your costs and losses resulting from this change. Potential investors need an actual factual context for evaluating this risk.

      The Company has included this disclosure on page 21 of the Risk Factors.

31.
Please disclose whether this change is one of the factors considered by Standard & Poor's and Fitch in issuing your "BB" rating.

      The Company has no knowledge as to the factors considered in its Standard & Poor's and Fitch ratings, as the ratings are based solely on the information available in the public domain and are not based on meetings with management.

Recent investigations into insurance and reinsurance practices could cause volatility in our stock and adversely affect our business.—page 19

32.
Please refer to comment 22 in our last letter. Your response does not address the comment we raised so we hereby reissue it. To the extent that you engage in any of the practices identified as the subject of various investigations, setting fees paid to brokers based on the volume of business placed by the broker, contingent fees to brokers, etc., please disclose this information in the risk factor discussion.

      The Company has included this disclosure on pages 23-24 of the Risk Factors.

You will experience immediate and substantial dilution as a result of this offering and may, experience additional dilution in the future.—page 21

33.
Please quantify the amount of the dilution an investor will experience.

      The Company will provide the requested disclosure in the next amendment to the Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 33

Critical Accounting Policies, page 34

Loss and Loss Adjustment Expenses, page 34

34.
Refer to your response to comment 28. We fail to see how including this range information could be misleading and maintain that providing the range of the estimates determined using the various actuarial methodologies is useful for investors in understanding your reserves. Please revise your disclosure to include this range along with language that helps clarify why the ultimate estimate is the most appropriate.

      The Company has revised this disclosure on pages 39-40 under the Loss and Loss Adjustment Expenses subheading

35.
Refer to your response to comment 50. We note that in addition to this deleted reference, that you also reference the use of an independent actuary. Please include the name of this actuary in your "Experts" section and their consent.

      The Company submits that it is unnecessary to name its consulting actuary in the Registration Statement or to require the consent of such actuary to the references to it therein. The Company retains the actuary to assist in the evaluation of the adequacy of its reserves for loss and loss adjustment expenses. It has retained such actuary since 1992 (and retained another firm prior to that). The actuary's services have not been performed in connection with or in contemplation of the proposed offering. Applicable securities laws do not require that actuary's services be performed to address any of the provisions of such laws, including without limitation the instructions to Form S-1 or the provisions of Regulation S-K incorporated therein.

      The process of establishing and adjusting loss reserves is a complicated one that requires the Company to address many complex issues. The Company utilizes the services of its consulting actuary in formulating the approaches to be taken and in confirming the conclusions reached. While the consulting firm is an invaluable participant in the process, the decisions relating to reserves are ultimately the Company's judgment.

      The Company also notes that it has not been the practice of the Staff in connection with Securities Act registrations of other workers' compensation insurers to require that the actuary be named as an expert.

Liquidity and Capital Resources, page 50 Investments, Page 53

36.
Refer to your response to comment 30. The additional disclosure that you provided does little to clarify why you made the decision to sell these securities, especially in the 2003 fiscal year, and what your policy is related to this. It is unclear how this decision improved the quality of your portfolio. It is also unclear how lengthening the term of your portfolio meets the initial stated objective of matching durations to liabilities when it does not appear that the risks underwritten changed substantially. Please clarify what you meant with these statements as well as provide some insight into why the shifting from available for sale to held to maturity affects the quality of your portfolio. Consider including a discussion of any change in the average investment term.

      The Company has revised this disclosure on pages 58-60 of the Investments section.

Business—page 61

Insurance Products and Pricing—page 67

37.
Please explain what the acronym "NCCI" refers to and what that entity's relationship to you is.

      The Company has revised this disclosure on page 13 of the Prospectus Summary, page 20, page 38 and on pages 73-74 of the Business section.

Loss and Loss Adjustment Expense Reserves—page 74

38.
Refer to your response to comment 32. Your discussion of the changes in loss reserves here and where you discuss your annual results on page 48 imply that you made significant revisions to the loss development factors in 2004. Your discussion of the interim period results on page 44 says basically the same information, but resulted in additional significant redundancies in that period. Please clarify for us and in the disclosure whether additional revisions were made in that interim period to your assumptions or explain how the carried forward estimates continued to significantly impact the interim period. Also consider the need to quantify the changes in these development factors, explain what actually caused them to differ so significantly and how it compared to current experience, and include a more robust discussion of the actual trends that caused these changes to help better understand their impact.

      The Company has revised this disclosure on pages 53-54 under the subheading Losses and Loss Adjustment Expenses.

Risk-based Capital Requirements.—page 89

39.
Please refer to the first two full paragraphs on page 90. Please identify the four ratios outside the ranges. Also, disclose what the acceptable ranges are and what your ratios were. You need to discuss the reasons for these unusual results in greater detail.

      The Company has identified the four ratios outside the ranges and has included the requested disclosure on page 96.

40.
Please discuss whether these ratios outside the ranges are a factor in your Standard & Poor's and Fitch "BB" ratings.

      The Company has no knowledge as to the factors considered in its Standard & Poor's and Fitch ratings as they are based solely on information available in the public domain and are not based on meetings with management.

Summary Compensation Table—page 97    Option Grants in Last Fiscal Year—page 98
Fiscal Year-End Option Values—page 99

41.
If you amend this filing after December 31, 2005, you will need to update these sections to include information for the fiscal year ended on December 31st.

      The Company will update these sections in the next amendment to the Form S-1.

Principal and Selling Stockholders—page 105

42.
We have noted your responses to comments 39 and 40. Please include this information in your next amendment.

      The Company has included this disclosure on pages 111-113 of the Principal and Selling Stockholders section.

Interim Financial Statements, page F-31

43.
Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

      The Company has updated its financial information throughout the entire document to September 30, 2005.

Closing

        The Company, in consultation with the Underwriters, has determined that it will not circulate preliminary prospectuses until it has received and prepared the required responses to the Staff's comments on Amendment No. 2. It will then include in Amendment No. 3 the omitted information referenced in Comment No. 1 of the Staff's Letter of Comment dated October 18, 2005.

        For your convenience, under separate cover we will deliver to you four (4) marked copies (compared to Amendment No. 1 to the Form S-1 filed on November 4, 2005) and four clean copies (with exhibits) of Amendment No. 2 to the Form S-1.

        Pursuant to Rule 418(b) under the Securities Act, please return to the Company the documents provided as supplemental materials once the Staff has completed its review of the Registration Statement.

        We welcome further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2244 and my Partner, Kenneth Silverman, may be reached at (212) 451-2327.

Very truly yours,
/s/ DAVID J. ADLER David J. Adler
cc:
Fred R. Lowe
Matthew M. Ricciardi, Esq.
Kenneth M. Silverman, Esq.